UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 13, 2008

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ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Franklin Electronic Publishers, Incorporated
File No. 1-13198- CF#21245

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Franklin Electronic Publishers, Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on November 14, 2007.

Based on representations by Franklin Electronic Publishers, Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1                              until November 14, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel